--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                            HARMON INDUSTRIES, INC.
                           (Name of Subject Company)

                            HARMON INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.25 PER SHARE

                (including the associated share purchase rights)
                         (Title of Class of Securities)

                                   413136102

                     (CUSIP Number of Class of Securities)

                            ------------------------

                               STEPHEN L. SCHMITZ
                 EXECUTIVE VICE PRESIDENT-FINANCE AND SECRETARY
                            HARMON INDUSTRIES, INC.
                            1600 N.E. CORONADO DRIVE
                          BLUE SPRINGS, MISSOURI 64014
                                 (816) 229-3345
            (Name, Address and Telephone Number of Person Authorized
    to Receive Notices and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                WITH COPIES TO:

              MORTON A. PIERCE                                JAMES O. SELZER
              RICHARD D. PRITZ                           MORRISON & HECKER L.L.P.
            DEWEY BALLANTINE LLP                             2600 GRAND AVENUE
         1301 AVENUE OF THE AMERICAS                    KANSAS CITY, MISSOURI 64108
          NEW YORK, NEW YORK 10019                            (816) 691-2600
               (212) 259-8000

    / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SUBJECT COMPANY INFORMATION.

    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Harmon
Industries, Inc., a Missouri corporation ("Harmon"). The address of the principal executive offices of Harmon is 1600 N.E. Coronado Drive, Blue Springs, Missouri 64014. The telephone number of the principal executive offices of Harmon is (816) 229-3345.

    The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.25 per share, including the associated rights issued pursuant to the Rights Agreement, dated as of April 26, 1999, between Harmon and UMB Bank, N.A., as rights agent, of Harmon (the "Shares"). As of July 14, 2000, there were 11,387,226 Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    The name, business address and business telephone number of Harmon, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

    This Schedule 14D-9 relates to the offer by Four Points Acquisition, Inc. a Missouri corporation (the "Acquiror"), a wholly owned subsidiary of General Electric Company, a New York corporation ("GE"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated July 25, 2000, to exchange each of the outstanding Shares for a fraction of a share of common stock, par value $0.06 per share (the "GE Shares"), of GE equal to $30 divided by the Average GE Price (as defined below), upon the terms and subject to the conditions set forth in the exchange offer, dated July 25, 2000 (the "Prospectus"), and in the related Letter of Transmittal (which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). "Average GE Price" means the average of the daily volume-weighted sales prices per GE Share on the New York Stock Exchange, Inc. (as reported by Bloomberg Financial Markets or, if not reported thereby, any other authoritative source) for each of the ten consecutive trading days ending on the trading day that is two trading days prior to the date on which the Shares are accepted for payment in the Offer.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 16, 2000 (the "Merger Agreement"), among GE, the Acquiror and Harmon. The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Acquiror will be merged with and into Harmon (the "Merger"). At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by GE, the Acquiror or Harmon or by stockholders who perfect appraisal rights under Missouri law), will be converted into the right to receive the same fraction of a GE Share as is being offered in the Offer, or any higher consideration paid in the Offer. As a result of the Offer and the Merger, Harmon will become a wholly owned subsidiary of GE.

    The Schedule TO states that the principal executive offices of GE are located at 3135 Easton Turnpike Fairfield, Connecticut 06431-0001 and the executive offices of the Acquiror are located at 2901 East Lake Road, Erie, Pennsylvania 16531.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    The information contained under the caption "Interests of Certain Persons" in the Prospectus, and in the Information Statement which is attached hereto as
Schedule I, is incorporated herein by reference. Except as described in this
Schedule 14D-9 or incorporated herein by reference, to the knowledge of Harmon, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Harmon or its affiliates and (1) Harmon's executive officers, directors or affiliates or (2) GE or the Acquiror or their respective executive officers, directors or affiliates.

    EMPLOYMENT AGREEMENTS. In connection with the negotiation of the Merger Agreement, GE proposed the amendment of the employment agreements of all of the executive officers of Harmon, including those listed in the Summary Compensation Table in Schedule I hereto (all of whom are tier-one officers), in order to help retain such officers following the consummation of the Offer. These amendments will become effective only upon the consummation of the Offer. Upon consummation of the Offer, each executive officer will be granted a restricted stock retention bonus with a dollar value equal to 1.75 (in the case of tier-one officers) or 1.00 (in the case of tier-two officers) times his base salary and average annual bonus for the prior three years. The restricted stock vests 50% on the second anniversary and 50% on the third anniversary of the consummation of the Offer. The consummation of the Offer will constitute a "change of control" of Harmon within the meaning of Harmon's employment or severance agreements with Harmon's first-tier and second-tier executive officers. All of these arrangements provide that an officer will be eligible to receive the following, if during the period from the consummation of the Offer to the second anniversary of the consummation of the Offer, (1) the officer suffers a "constructive termination" or (2) the officer is terminated "without cause" or because of death or disability: (i) a lump sum payment equal to 2.25 (in the case of tier-one officers) or 1.75 (in the case of tier-two officers) times his base salary and average annual bonus for the prior three years, (ii) a lump sum payment equal to 2.25 (in the case of tier-one officers) or 1.75 (in the case of tier-two officers) times the average annual matching contribution of the officer under Harmon's 401(k) plan for the prior three years, (iii) a lump sum payment equal to 2.25 (in the case of tier-one officers) or 1.75 (in the case of tier-two officers) times the average percentage of annual contribution allocated to the officer under Harmon's ESOP plan for the prior three years, (iv) additional service credit for vesting and benefit calculation under the officer's retirement agreement for a period of time equal to 27 months (in the case of tier-one officers) or 21 months (in the case of tier-two officers), (v) continued medical coverage for a period of 27 months (in the case of tier-one officers) and 21 months (in the case of tier-two officers) and (vi) a parachute tax gross up to reimburse the officer for any excise tax incurred under Section 4999 of the Internal Revenue Code.

    "Constructive Termination" (as defined under the agreements) generally includes (i) involuntary or substantial diminution in the nature and scope of an officer's duties and responsibilities as existed at the Effective Time, (ii) reduction in the aggregate base pay and bonus opportunity of an officer as existed at the Effective Time, or (iii) relocation of an officer's office to a location more than 50 miles from the location of his office immediately prior to the Effective Time.

    This summary of the terms of the amended employment agreements is qualified in its entirety by reference to the complete text of the amended employment agreements, forms of which have been filed as Exhibits (e)(5) and (e)(6) hereto and are incorporated herein by reference. Information regarding the prior employment agreements with certain executive officers is included in Schedule I hereto.

    STOCK OPTIONS. In accordance with the terms of Harmon's 1996 Long-Term Incentive Plan (the "LTIP") and the 1990 Incentive Stock Option Plan (the "ISOP"), outstanding options to purchase Shares held by Harmon's executive officers, key employees and directors will be fully vested and exercisable upon a change in control, as such term is defined in the LTIP and the ISOP. The consummation of the Offer will constitute a change of control for these purposes. As of July 14, 2000, executive officers, key employees and directors held options to purchase a total of 701,450 Shares, with an average exercise price of $15.86.

    MERGER AGREEMENT, STOCK OPTION AGREEMENT AND SUPPORT AGREEMENT. A summary of the material terms of the Merger Agreement, the Stock Option Agreement, dated as of July 16, 2000, between GE and Harmon and the Support Agreement, dated as of July 16, 2000, among GE and certain stockholders of Harmon is contained under the captions "The Merger Agreement," "The Stock Option

Agreement" and "The Support Agreement" in the Prospectus and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete texts of the Merger Agreement, the Stock Option Agreement and the Support Agreement, which have been filed as Exhibits (e)(1), (e)(2) and (e)(3) hereto and are incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

    At a meeting held on July 16, 2000, the Harmon Board, by the unanimous vote of the directors present, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Harmon and its stockholders. The Harmon Board unanimously recommends that Harmon's stockholders accept the Offer and tender their Shares pursuant to the Offer.

    A letter to Harmon's stockholders communicating the Harmon Board's recommendation and a press release announcing the execution of the Merger Agreement are filed as Exhibits (a)(3) and (a)(4) hereto and are incorporated herein by reference.

    (B) BACKGROUND AND REASONS FOR THE HARMON BOARD'S RECOMMENDATION

    BACKGROUND

    From time to time, in the regular course of business, GE and Harmon held discussions regarding possible business ventures in the freight rail industry. In June, 1999, during a discussion of these topics, GE indicated its possible interest in the acquisition of Harmon. Later that month, GE sent a letter to Harmon in which it indicated an interest in acquiring Harmon for a price of $28.50 per Share. In September, 1999, the parties signed a confidentiality agreement and GE began a due diligence investigation of Harmon. In November, 1999, after discussing their respective businesses and industry conditions, the parties mutually agreed to terminate discussions.

    In April, 2000, a large industrial company (referred to as "Company A") approached Harmon and indicated an interest in acquiring Harmon. Shortly thereafter, Harmon and Company A signed a confidentiality agreement and Company A began a due diligence investigation of Harmon. Based on initial meetings between the companies' management teams, in early June, 2000, Company A orally indicated an interest in acquiring Harmon for a price below $30 per share.

    In June, 2000, GE and Harmon held a meeting regarding possible business ventures in the freight rail industry at which GE again indicated it would propose the acquisition of Harmon. On June 30, 2000, GE sent a letter to Harmon in which it proposed the acquisition of Harmon for $30 per Share in cash or GE stock. The letter stated that the proposal would be withdrawn if it were made public and that the proposal was non-binding.

    On June 30, 2000, the Harmon Board authorized management to negotiate the terms of the proposed acquisition with GE.

    On July 5, 2000, counsel for Harmon provided a draft merger agreement to GE and its counsel. During the period from July 6 through July 13, GE conducted a due diligence review of Harmon, including meetings among senior Harmon management and representatives of GE (including senior representatives from GE Transportation Systems). From July 8 through July 16, the parties and their advisors negotiated the terms of the Merger Agreement and related agreements. Early in the morning on July 16, Harmon contacted Company A, informed it that another party had proposed the acquisition of Harmon at a higher price than indicated by Company A, and gave Company A the opportunity to increase its bid. Company A did not increase its bid.

    Late in the evening of July 16, 2000, the Harmon Board met to consider the Merger Agreement and related agreements. Following a discussion of the issues and presentations by its financial and legal advisors, the Harmon Board, by the unanimous vote of the directors present, voted to approve the Merger Agreement and related agreements. Shortly thereafter, Harmon and GE signed the Merger Agreement and related agreements. Before the markets opened on July 17, 2000, Harmon and GE issued a press release announcing the transaction.

    On July 25, 2000, GE and the Acquiror commenced the Offer.

    REASONS FOR THE HARMON BOARD'S RECOMMENDATION

    In reaching its recommendation described in paragraph (a) of this Item 4, the Harmon Board considered a number of factors, including the following material factors:

    - The business, assets, financial condition, results of operations and prospects of Harmon.

    - That the $30 per Share consideration contemplated by the Offer and the Merger represents a premium of approximately 127% over the closing price of the Shares on the Nasdaq on July 14, 2000, a premium of approximately 132% to the average price of the Shares for the 20 trading days ending on July 14, 2000 and a price higher than the highest price at which the Shares had ever traded.

    - The recent and historical stock price performance of the Shares and the GE Shares.

    - Presentations by Bear Stearns to the Harmon Board and the opinion of Bear Stearns to the effect that, as of the date of the opinion and based on and subject to the matters set forth therein, the exchange ratio to be received was fair, from a financial point of view, to the shareholders of Harmon. Bear Stearns' written opinion is attached as Schedule II and should be read carefully and in its entirety. See "Opinion of Financial Advisor," below, for a description of Bear Stearns' opinion.

    - The terms of the Merger Agreement, including:

       - that the Offer provides for a prompt exchange offer for all Shares to be followed by a second-step Merger at the same consideration, thereby enabling Harmon's stockholders to obtain the benefits of the transaction at the earliest possible time.

       - Harmon's ability, if required by the Harmon Board's fiduciary duties, to provide information to and negotiate with third parties and to terminate the Merger Agreement upon the payment of a termination fee, and the Harmon Board's business judgment that these provisions would not significantly deter a more attractive offer from a bona fide bidder for Harmon. See "The Merger Agreement" in the Prospectus.

    - The fact that the Offer and Merger are expected to be tax-free to the stockholders of Harmon. See "Federal Income Tax Consequences" in the Prospectus.

    - The opportunity for the holders of Shares to exchange their Shares for shares of GE, one of the largest and most diversified industrial companies in the world with one of the largest market capitalizations and liquidities of any public company and, as stockholders of GE, to benefit from any future growth of GE.

    - Trends in the freight rail industry, including the fact that greater breadth of capabilities is increasingly required for companies servicing this industry to compete successfully.

    - The fact that certain key employees would be entering into amendments to employment agreements and retention agreements and other matters described in Item 3 above.

    The foregoing discussion of the information and factors considered by the Harmon Board is not intended to be exhaustive, but includes the material factors considered by the Harmon Board. In view of the variety of factors considered in connection with the evaluation of the proposed Offer and Merger and the terms of the Merger Agreement, the Harmon Board did not deem it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusion. Individual directors may have given different weights to different factors.

    OPINION OF FINANCIAL ADVISOR

    Bear Stearns has acted as exclusive financial advisor to the Harmon Board in connection with its review of strategic alternatives and the Merger. Bear Stearns is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. Bear Stearns, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. Harmon retained Bear Stearns based on its qualifications, expertise and reputation in providing advice to companies with respect to transactions similar to the Offer and the Merger and because it is familiar with Harmon's business.

    In connection with Bear Stearns' engagement as financial advisor, the Harmon Board requested that Bear Stearns evaluate the fairness, from a financial point of view, to Harmon's stockholders of the exchange ratio in the Offer and the Merger. On July 16, 2000, Bear Stearns delivered its oral opinion to the Board of Directors of Harmon that, as of such date, the exchange ratio to be received in the Offer and the Merger was fair, from a financial point of view, to the holders of Shares. Bear Stearns subsequently confirmed its oral opinion by delivery of its written opinion dated July 16, 2000.

    The full text of the written opinion of Bear Stearns, dated July 16, 2000, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Schedule II and is incorporated herein by reference. You should read the opinion carefully in its entirety. The opinion was directed to the Harmon Board for its information in connection with its consideration of the Offer and Merger and relates only to the fairness, from a financial point of view, of the ratio of GE Shares to be received by the holders of Shares.

    In the course of performing its review and analyses for rendering its opinion, Bear Stearns has:

    - reviewed the Merger Agreement and related documents;

    - reviewed Harmon's and GE's Annual Reports to Stockholders and Annual Reports on Form 10-K for the years ended December 31, 1997 through 1999, their Quarterly Reports on Form 10-Q for the period ended March 31, 2000 and their Reports on Form 8-K for the three years ended July 16, 2000;

    - reviewed certain operating and financial information, including projections for the four years ended December 31, 2003, provided to Bear Stearns by management relating to Harmon's business and prospects;

    - reviewed research reports and news stories for both GE and Harmon;

    - met with certain members of Harmon's senior management to discuss Harmon's business, operations, historical and projected financial results and future prospects;

    - reviewed the historical prices, trading multiples and trading volume of the Shares and GE Shares;

    - reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to Harmon;

    - reviewed the terms of recent mergers and acquisitions of companies which Bear Stearns deemed generally comparable to Harmon;

    - performed discounted cash flow analyses based on the projections for Harmon furnished to Bear Stearns; and

    - conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

    Bear Stearns relied upon, without independent verification, the accuracy and completeness of the financial and other information, including, without limitation, the projections provided by Harmon for purposes of rendering its opinion. With respect to Harmon projections, Bear Stearns assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Harmon as to the expected future performance of Harmon. Bear Stearns has not independently verified any such financial information or the projections provided by Harmon, and Bear Stearns has further relied upon the assurances of the senior management of Harmon that they are unaware of any facts that would make the information and projections provided to Bear Stearns incomplete or misleading. With respect to the financial and other information of GE, Bear Stearns has relied exclusively on publicly available information and has not independently verified any such information.

    In arriving at its opinion, Bear Stearns has not performed or obtained any independent appraisal of the assets or liabilities of Harmon or GE, contingent or otherwise, and was not furnished with any such appraisals. Bear Stearns was not asked to take into consideration in its opinion whether or not the transaction is taxable to holders of Harmon shares. Bear Stearns assumed that the Offer and the Merger will be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any regulatory limitations, restrictions, conditions, amendments or modifications that collectively would have a material effect on Harmon.

    The opinion does not constitute a recommendation to the Board of Directors of Harmon or any holders of Shares to tender their shares pursuant to the Offer or as to how to vote in connection with the Merger.

    The following is a summary of the financial analyses used by Bear Stearns in connection with providing its oral opinion to Harmon's Board of Directors on July 16, 2000 and providing the written opinion attached hereto as Schedule II.

    The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the text of each summary.

    (1) STOCK TRADING HISTORY

    The $30.00 per share purchase price represents a 127.5% premium to Harmon's closing price on July 14, 2000. The premium to the one-week, one-month and twenty-day average price prior to July 14, 2000 is 106.0%, 192.2% and 132.0%, respectively.

    (2) COMPARABLE COMPANY ANALYSIS:

    Using publicly available information, Bear Stearns reviewed and compared certain financial information, ratios and percentages for Harmon with corresponding financial information, ratios and percentages for the following U.S.-based companies in the rail supply industry: (i) ABC Naco, Inc., (ii) Railworks Corporation, (iii) Trinity Industries, Inc. and (iv) Westinghouse Airbrake Technologies Corporation. Bear Stearns selected the aforementioned U.S. companies for comparison because they are publicly-traded companies in the rail supply industry with operations that for purposes of analysis may be considered similar, in varying degrees, to the operations of Harmon.

    For each of the selected companies, Bear Stearns reviewed certain publicly available financial data, valuation statistics, financial ratios, research reports, published earnings estimates for calendar year 2000 and 2001, and stock market information and calculated ratios and multiples based on such information, which data was adjusted, where applicable, for certain extraordinary and non-recurring items. Bear Stearns compared enterprise values, calculated as equity value plus debt, preferred stock and minority interest less cash and cash equivalents, of the selected companies and Harmon as multiples of their respective latest 12 months revenue, earnings before interest and taxes ("EBIT") and earnings before interest, taxes, depreciation and amortization ("EBITDA"), and estimated 2000 and 2001 EBITDA. Bear Stearns also compared stock prices of the selected companies and Harmon as multiples of the latest 12 months and of estimated calendar year 2000 earnings per share, commonly referred to as the P/E ratio.

    All multiples were based on the closing stock prices for Harmon and each of the selected companies on July 14, 2000, the most recent publicly available information, and in certain cases, estimates provided by First Call for earnings per share and selected Wall Street research for EBITDA and EBIT.

    The results of such analysis are summarized below:

                                                                                               PRICE/
                                            ENTERPRISE VALUE /                        -------------------------
                       ------------------------------------------------------------    LATEST 12
                               LATEST 12 MONTHS(1)              2000E       2001E        MONTHS       CY2000E
                       ------------------------------------   ---------   ---------     EARNINGS      EARNINGS
                         REVENUE        EBIT       EBITDA      EBITDA      EBITDA     PER SHARE(1)   PER SHARE
                       -----------   ----------   ---------   ---------   ---------   ------------   ----------
Range of Rail
  Suppliers..........  0.36x-1.01x   3.6x-14.8x   2.8x-6.9x   2.7x-5.2x   3.2x-4.9x   4.6x-22.2x     5.2x-16.3x
Harmonic Mean of Rail
  Suppliers(2).......     0.60x         6.4x        4.6x        3.8x        3.9x         6.8x           6.9x
Harmon - At $30.00
  per Share..........     1.31x        25.1x        15.7x      9.1x(3)     7.0x(3)       46.6x        26.5x(3)

------------------------

(1) Excludes any non-recurring gains or losses.

(2) "Harmonic Mean" represents the reciprocal of the arithmetic mean of the reciprocals of a set of data points and excludes Harmon.

(3) The EBITDA estimate was provided by Harmon's management and the earnings per share estimates were based on First Call consensus estimates.

    (3) COMPARABLE ACQUISITION ANALYSIS:

    Using publicly available information, Bear Stearns reviewed and analyzed the purchase prices and transaction multiples implied by the purchase prices, proposed to be paid, at the time of the announcement, in the following seven selected merger and acquisition transactions:

ACQUIROR                                                   TARGET
--------                                 ------------------------------------------

Westinghouse Air Brake Company           MotivePower Industries, Inc.
AMSTED Industries, Inc.                  Varlen Corporation
ABC Rail Products Corporation            NACO, Inc.
MotivePower Industries, Inc.             Young Radiator Co.
Finmeccanica SpA                         Union Switch & Signal, Inc.
Varlen Corporation                       Brenco, Incorporated
Trinity Industries, Inc.                 Transcisco Industries, Inc.

    Bear Stearns compared enterprise values, calculated as the amount proposed to be paid, at the time of announcement, in each transaction for the equity of the target company, plus debt, preferred stock and minority interests, less cash and cash equivalents, of the selected transactions and the merger as multiples of latest 12 months revenue, EBIT and EBITDA, as well as equity values, calculated as the amount proposed to be paid, at the time of announcement, in each transaction for the equity of the target company, of the selected transactions and the merger as multiples of latest 12 months net income. All multiples for the selected merger and acquisition transactions were based on financial information available at the time of the announcement of the relevant transaction and data for the latest 12 months preceding the date of announcement of the transaction. Adjustments were made, where applicable, for certain extraordinary and non-recurring items. The results of such analysis are summarized below:

                                                       ENTERPRISE VALUE/
                                              ------------------------------------
                                                        LATEST 12 MONTHS              EQUITY VALUE/
                                              ------------------------------------   LATEST 12 MONTHS
                                                REVENUE        EBIT       EBITDA        NET INCOME
                                              -----------   ----------   ---------   ----------------
Range of Selected Merger and Acquisition
  Transactions..............................  0.56x-1.40x   9.4x-12.2x   6.1x-9.4x      9.9x-19.9x
Harmonic Mean of Selected Merger and
  Acquisition Transactions(1)...............        1.00x        10.3x        7.8x           14.1x
Harmon At $30.00 per Share(2)...............        1.31x        25.1x       15.7x           46.6x

------------------------

(1) "Harmonic Mean" represents the reciprocal of the arithmetic mean of the reciprocals of a set of data points and excludes Harmon.

(2) Implied transaction multiples for us based on latest 12 months ended March 31, 2000.

    (4) DISCOUNTED CASH FLOW ANALYSIS:

    Bear Stearns performed a discounted cash flow analysis of Harmon to estimate the present value of the unleveraged, after-tax, free cash flows that Harmon could generate for fiscal years 2000 - 2004. The analysis was based on three sets of financial projections provided by Harmon (Cases I, II and III). Cases I and II represented Harmon's strategic plan (with and without unidentified acquisitions, respectively) for 2000 - 2003. For analytical purposes, the projections have been extended out to 2004 using assumptions provided by Harmon management. Case III was a downside case reflecting achievement of Case II 2000 plan and achievement of 90% of Case II 2001 - 2004 plan.

    Using a range of discount rates reflecting Bear Stearns' estimate of Harmon's weighted average after-tax cost of capital and a range of terminal value multiples, Bear Stearns calculated, for each case, the present value of the projected free cash flows for each of the 2000 - 2004 fiscal years and the present value of the terminal value of Harmon at the end of fiscal year 2004. Terminal year multiples chosen for this analysis were derived from comparable company EBITDA multiple ranges.

                                                                     RANGE
                                                              -------------------
Discount Rate Assumption....................................          11.0%-13.0%
EBITDA Terminal Year Multiple Assumption....................            6.5x-7.5x

                                                IMPLIED EQUITY VALUE PER SHARE RANGE
                                                ------------------------------------
Case I........................................                  $27.44-$35.99
Case II.......................................                  $24.95-$31.55
Case III......................................                  $22.44-$28.40

    (5) PRESENT VALUE OF HYPOTHETICAL FUTURE STOCK PRICE ANALYSIS:

    Bear Stearns performed an analysis of the present value of Harmon's hypothetical future stock price compared to the consideration to be received in the Offer and the Merger. Bear Stearns calculated a range of hypothetical mid-2001, mid-2002 and mid-2003 share prices by multiplying Harmon's 2001, 2002 and 2003 earnings per share estimates under its three different scenarios by a range of price-earnings multiples based on Harmon's 2000 price-earnings multiple (based on First Call's consensus estimate). The hypothetical mid-2001, mid-2002 and mid-2003 share prices were then converted to present value by discounting each at Harmon's cost of equity and adding the present value of future dividends, which were assumed to stay constant at $0.12 per share annually.

                                                                     RANGE
                                                              -------------------
Discount Rate Assumption....................................                13.0%
Forward P/E Multiples.......................................          11.0x-13.0x

                                                IMPLIED EQUITY VALUE PER SHARE RANGE
                                                ------------------------------------
Case I........................................                  $23.74-$31.99
Case II.......................................                  $22.49-$30.62
Case III......................................                  $19.67-$27.13

    (6) OTHER ANALYSES

    Bear Stearns conducted other analyses as it deemed appropriate, including reviewing the historical stock performance and the historical and estimated financial and operating data of Harmon and GE. In addition, Bear Stearns examined publicly available information relating to trends in the rail supply and transit industries.

    The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of those methods to the particular circumstances involved. Bear Stearns' opinion is therefore not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Bear Stearns made qualitative judgments as to the significance and relevance of each analysis and factor considered by it and did not attribute particular weight to any one analysis or factor. Bear Stearns did not form an opinion as to whether any individual analysis or factor, positive or negative, considered in isolation, supported or failed to support its opinion. Accordingly, Bear Stearns believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or of the summary described above or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

    The analyses performed by Bear Stearns, particularly those based on estimates, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those results suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Bear Stearns' analyses are inherently subject to substantial uncertainty. The analyses were prepared solely as part of Bear Stearns' analysis of the fairness, from a financial point of view, of the ratio of GE Shares to be received in the Offer and Merger by the holders of Shares.

    Bear Stearns' opinion and financial analyses were only one of many factors considered by Harmon's Board in its evaluation of the Offer and Merger, and should not be viewed as determinative of the views of Harmon's Board or Harmon's management with respect to decision to recommend the Offer.

    In the ordinary course of business, Bear Stearns may actively trade debt and equity securities of Harmon and/or GE for Bear Stearns' own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities.

    (C) INTENT TO TENDER.

    To the knowledge of Harmon after reasonable inquiry, all executive officers, directors, affiliates and subsidiaries of Harmon will tender, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than options to acquire Shares). The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Under the Support Agreement, holders of approximately 12% of the Harmon Shares agreed to tender their Shares pursuant to the Offer. See Item 3 above.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    Pursuant to a letter agreement dated July 12, 1999, entered into by Harmon and Bear Stearns, Harmon has agreed to pay Bear Stearns (i) a fee of $75,000 on execution of the engagement letter, (ii) 25% of the transaction fee for delivery of the opinion by Bear Stearns, and (iii) the following transaction fee on consummation of the merger, less a credit for the opinion fee previously paid:

    1.20% of the aggregate consideration (as described in the letter agreement) on amounts up to $100,000,000, plus

    0.80% of the aggregate consideration on amounts in excess of $100,000,000 and up to $200,000,000, plus

    0.70% of the aggregate consideration on amounts in excess of $200,000,000 and up to $300,000,000, plus

    0.50% of the aggregate consideration on amounts in excess of $300,000,000 and up to $400,000,000, plus

    0.30% of the aggregate consideration on amounts in excess of $400,000,000 and up to $500,000,000.

    Harmon has agreed to reimburse Bear Stearns for all out-of-pocket expenses incurred by Bear Stearns, including fees and disbursements of counsel, and of other consultants and advisors retained by Bear Stearns with Harmon's prior written consent, in connection with its engagement. Harmon has agreed to indemnify Bear Stearns and related persons against liabilities in connection with the engagement of Bear Stearns, including liabilities under the federal securities laws.

    Except as set forth above, neither Harmon nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in the Shares have been effected during the past 60 days by Harmon or, to the knowledge of Harmon, any of its executive officers, directors, affiliates or subsidiaries, other than regular allocations of options and Shares pursuant to benefit plans as follows: (i) options to purchase 1,500 Shares at $13.25 per Share to each outside director under the LTIP on May 31, 2000 and
(ii) 204 Shares mandatorily allocated to the Defined Contribution Trust for Karen A. Arnold, Vice President-Human Resources of Harmon, on July 19, 2000.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Schedule 14D-9, Harmon is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer for or other acquisition of Harmon's securities by Harmon, any subsidiary of Harmon or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Harmon or any subsidiary of Harmon; (3) a purchase, sale or transfer of a material amount of assets of Harmon or any subsidiary of Harmon; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Harmon.

    There are no transactions, resolutions of the Harmon Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

    The Information Statement attached hereto on Schedule I is being furnished to Harmon stockholders in connection with the possible designation by GE, pursuant to the Merger Agreement, of certain persons to be appointed to the Harmon Board other than at a meeting of Harmon's stockholders and such information is incorporated herein by reference.

    Under Missouri law, if the Acquiror becomes the owner of 90% of the outstanding Shares, the Acquiror will be able to effect the Merger without approval of Harmon's stockholders. However, if the Acquiror does not become the owner of 90% of the outstanding Shares, a meeting of stockholders will be required to approve the Merger. Assuming the Minimum Condition (as defined in the Merger Agreement) is satisfied, the Acquiror will be able to approve the Merger without the vote of any other stockholder. Before considering the Merger Agreement and the related transactions, at a special meeting held on July 16, 2000, the Board amended Harmon's By-Laws to add a provision stating that the Missouri statute relating to control share acquisitions does not apply to control share acquisitions of Harmon.

ITEM 9. EXHIBITS.

(a)(1) Prospectus, dated July 25, 2000 (incorporated herein by reference to the prospectus included in the Registration
        Statement on Form S-4 of GE filed on July 25, 2000).
(a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form S-4 of GE filed on July 25, 2000).
(a)(3)  Chairman's Letter to Stockholders of Harmon, dated July 25,
        2000.*
(a)(4)  Joint Press Release, issued on July 17, 2000, by GE and
        Harmon (incorporated herein by reference to Harmon's filing pursuant to Rule 425 on July 17, 2000).
(e)(1) Agreement and Plan of Merger, dated as of July 16, 2000, among GE, the Acquiror and Harmon (incorporated herein by reference to Annex A to the prospectus included in the Registration Statement on Form S-4 of GE filed on July 25,
        2000).
(e)(2)  Stock Option Agreement, dated as of July 16, 2000, between
        GE and Harmon (incorporated herein by reference to Annex B to the prospectus included in the Registration Statement on Form S-4 of GE filed on July 25, 2000).
(e)(3) Support Agreement, dated as of July 16, 2000, among GE and certain stockholders of Harmon (incorporated herein by reference to Annex C to the prospectus included in the Registration Statement on Form S-4 of GE filed on July 25,
        2000).
(e)(4) Opinion of Bear, Stearns & Co. Inc. to the board of directors of Harmon, dated July 16, 2000 (included as
        Schedule II to the Schedule 14D-9).*
(e)(5)  Form of Tier-One Employment Agreement and Amendment.
(e)(6)  Form of Tier-Two Employment Agreement and Amendment.

------------------------

*   Included in copies mailed to stockholders of Harmon.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2000

                                                       HARMON INDUSTRIES, INC.

                                                       By:            /s/ STEPHEN L. SCHMITZ
                                                            -----------------------------------------
                                                            Name:   Stephen L. Schmitz
                                                            Title:  Executive Vice President-Finance
                                                                    and Secretary

                                                                      SCHEDULE I

                            HARMON INDUSTRIES, INC.
                            1600 N.E. CORONADO DRIVE
                          BLUE SPRINGS, MISSOURI 64014
                                 (816) 229-3345

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

    This Information Statement is being mailed on or about July 25, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14d-9") of Harmon Industries, Inc. ("Harmon"). You are receiving this Information Statement in connection with the possible election of persons designated by General Electric Corp. ("GE") to a majority of seats on the Board of Directors of Harmon (the "Board").

    On July 16, 2000, Harmon entered into an Agreement and Plan of Merger (the "Merger Agreement") with GE and Four Points Acquisition, Inc., a Missouri corporation and a wholly owned subsidiary of GE (the "Acquiror"), pursuant to which the Acquiror has commenced an exchange offer to exchange all of the issued and outstanding Shares of common stock, par value $0.25 per share, including the associated rights issued pursuant to the Rights Agreement, dated as of April 26, 1999, between Harmon and UMB, N.A., as rights agent, of Harmon (the "Shares"), for a number of Shares of common stock, par value $0.06 per share (the "GE Shares"), of GE equal to $30 divided by the Average GE Price (as defined below), upon the terms and subject to the conditions set forth in the exchange offer, dated July 25, 2000 (the "Prospectus"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). For purposes of the Offer, the "Average GE Price" means the average of the daily volume-weighted sales prices per share of the GE Shares on the New York Stock Exchange, Inc. (as reported by Bloomberg Financial Markets or, if not reported thereby, any other authoritative source) for each of the ten consecutive trading days ending on the trading day that is two trading days prior to the date on which the Shares are accepted for payment in the Offer.

    The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Acquiror will be merged with and into Harmon (the "Merger"). At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by GE, the Acquiror or Harmon or by stockholders who perfect appraisal rights under Missouri law) will be converted into the right to receive the number of GE Shares being offered in the Offer, or any higher consideration paid in the Offer. As a result of the Offer and the Merger, Harmon will become a wholly owned subsidiary of GE.

    This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. Information set forth herein related to GE, the Acquiror or the GE Designees (as defined below) has been provided by GE. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    The Acquiror commenced the Offer on July 25, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, August 21, 2000, unless the Acquiror extends it.

THE GE DESIGNEES

    Effective upon the acceptance for purchase by the Acquiror of at least two-thirds of the Shares on a fully-diluted basis, GE will be entitled to designate the number of directors, rounded up to the next whole number, on the Board (the "GE Designees") that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this provision) and (ii) the percentage that the number of Shares owned by GE or the Acquiror (including Shares accepted for purchase) bears to the total number of Shares outstanding, and Harmon will take all action necessary to cause GE's designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both; provided that, prior to the effective time of the Merger (the "Effective Time"), GE, the Acquiror and Harmon will use their respective best efforts to ensure that at least two members (each, a "Continuing Director") who were directors of Harmon prior to consummation of the Offer, shall remain as directors of Harmon until the Effective Time. If the number of Continuing Directors is reduced to less than two for any reason prior to the Effective Time, the remaining Continuing Directors (or, if there are none, the other directors) shall be entitled to designate a person to fill the vacancy.

    The directors of the Acquiror at the Effective Time shall be the directors of Harmon following the Merger, until the earlier of their resignation or removal or until their successors are duly elected and qualified.

    GE has informed Harmon that it will choose the GE Designees to the Board from the directors and executive officers of GE and the Acquiror listed in
Schedule I to the Prospectus, a copy of which is being mailed to Harmon's stockholders together with the Schedule 14D-9. GE has informed Harmon that each of the directors and executive officers listed in Schedule I to the Prospectus has consented to act as a director of Harmon, if so designated. The information on such Schedule I is incorporated herein by reference. The name, address, principal occupation or employment and five year employment history for each such person is set forth in such Schedule I.

    It is expected that the GE Designees may assume office following the acceptance for purchase by the Acquiror of the specified minimum number of Shares pursuant to the Offer.

CERTAIN INFORMATION CONCERNING HARMON

    As of July 14, 2000, Harmon had 11,387,226 Shares issued and outstanding with the Shares being Harmon's only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each Share being entitled to one vote.

            INFORMATION CONCERNING DIRECTORS AND OFFICERS OF HARMON

    Harmon's Bylaws provide for a board of directors divided into three approximately equal classes, having three-year terms that expire in successive years. Each class of directors is elected for three year terms upon expiration of the initial term for each class.

    The following list sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Harmon. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o Harmon Industries, Inc., 1600 N.E. Coronado Drive, Blue Springs, Missouri 64104.

    BRUCE M. FLOHR, AGE 61. Mr. Flohr has served continuously as a director since May 11, 1993. He has served as President of Flohr Enterprise, Inc. since February 2000. From August 1998 to February 2000, Mr. Flohr served as a director of RailTex, Inc. and prior to that, served as CEO and Board Chairman of RailTex, Inc. from 1977 to August 1998.

    GERALD E. MYERS, AGE 58. Mr. Myers has served continuously as a director since May 3, 1988. He has served as President of GEM Financial Services, Inc. since July 1989.

    JUDITH C. WHITTAKER, AGE 61. Ms. Whittaker has served continuously as a director since May 11, 1993. Since January 1997, she has served as Vice President, General Counsel/ Secretary of Hallmark Cards, Incorporated. Prior to that, Ms. Whittaker served as Vice-President-Legal of Hallmark Cards, Incorporated.

    EMANUEL CLEAVER, II, AGE 54. Mr. Cleaver has served continuously as a director since May 9, 2000. He has served as Mayor of the City of Kansas City, Missouri from April 1991 to April 1999. Mr. Cleaver has served as the Senior Pastor of St. James United Methodist Church from 1975 to present.

    ROBERT E. HARMON, AGE 60. Mr. Harmon has served continuously as a director since October 2, 1961. He has served as Chairman of the Board of Harmon since February 1975. Mr. Harmon served as Chief Executive Officer of Harmon from November 1969 to December 1994. He served as President of Harmon from November 1969 to July 1990.

    HERBERT M. KOHN, AGE 61. Mr. Kohn has served continuously as a director since September 1, 1985. Since June 1991, he has been a partner in the law firm of Bryan Cave, LLP.

    DOUGLASS WM. LIST, AGE 44. Mr. List has served continuously as a director since May 8, 1990. Since October 1999, He has been a consultant with The Boston Consulting Group in New York City. Since January 1988, Mr. List has served as President of List & Company, Inc., a management consulting firm based in Baltimore, Maryland. Since December 1992, he has served as President of Railway Engineering Associates, Inc., and has served as Vice-President and General Manager of that company since May 1988. Since January 1997, Mr. List has also served as President of Moorgate, Inc., an investment advisory company.

    RODNEY L. GRAY, AGE 47. Mr. Gray has served continuously as a director since May 11, 1993. He has been a management consultant since January 2000. Mr. Gray served as Vice-Chairman of Azurix, an affiliate of Enron Company, from November 1998 to January 2000. Prior to that, from 1997 to 1998, he served as Executive Vice President, Finance of Enron International, Inc.. From 1994 to November 1997, Mr. Gray served as Chairman and Chief Executive Officer of Enron Global Power & Pipelines, LLC.

    BJORN E. OLSSON, AGE 54. Mr. Olsson has served continuously as a director since May 6, 1986. He has served as President and Chief Executive Officer of Harmon since January 1995. Mr. Olsson served as President and Chief Operating Officer of Harmon from August 1990 to December 1994.

    JOHN A. SPRAGUE. AGE 46. Mr. Sprague has served continuously as a director since May 11, 1999. He has served as Managing General Partner of a private equity investment firm, Jupiter Partners, LLC since 1994.

COMMITTEES OF THE HARMON BOARD; MEETINGS

    The Harmon Board has a Director Nomination and Compensation Committee, an Audit Committee and a Compensation Committee.

    The Director Nomination and Compensation Committee, comprised of Herbert M. Kohn (Chair), Bruce M. Flohr and Judith C. Whittaker, proposes nominees for board positions and evaluates director compensation. During 1999, Mr. List was a member of the Committee. He is not currently a member of the Committee. The Committee met two times during 1999. The Committee will consider proposed director candidates submitted by shareholders.

    The Audit Committee of the Board of Directors, comprised of Gerald E. Myers (Chair), Herbert M. Kohn, John A. Sprague and Emanuel Cleaver, II, reviews and monitors financial controls throughout Harmon, supervises the internal audit function and monitors Harmon's relationship with the external auditors. During 1999, Ms. Whittaker was a member of the Committee. She was later replaced by Mr. Cleaver. The committee met two times in 1999.

    The Compensation Committee, comprised of Bruce M. Flohr (Chair), Rodney L. Gray and Judith C. Whittaker, is a standing committee of the Board of Directors and establishes executive salary and bonus levels for the executive officers of Harmon. During 1999, Mr. List was a member and Chair of the Committee. He was later replaced by Ms. Whittaker as a member and by Mr. Flohr as Chair. During 1999, the Compensation Committee met four times.

    During calendar 1999, the Board of Directors held nine meetings. All of the directors attended greater than 75% of the meetings of both the Board and the respective committees for which they were eligible to serve.

COMPENSATION OF DIRECTORS

    Effective May 12, 1998, each non-employee director receives an annual cash director's fee of $6,000 and 360 Shares per year issued in January of each year. In January 1999, 180 Shares (prorated for the first partial year of existence of the 1998 Director Stock Plan) were issued to each of eight non-employee directors. In addition, non-employee directors receive $1,500 per Board meeting, $750 per committee meeting and $500 for special telephonic board meetings on specific subjects. Board and committee meeting fees are payable for attendance in person or for telephonic participation. Each chair of a committee receives $250 per quarter. Finally, each non-employee director may receive $500 for a three-hour block of such director's time (capped at $1,500 total per day) for special or ad hoc projects assigned to such non-employee director by the Board. For service during 2000, each non-employee director will receive under the 1998 Director Stock Plan additional options to purchase Shares prorated to reflect service during 2000 to consummation of the Offer.

    The package also grants each director an annual non-qualified option to purchase 1,500 Shares at a price equal to the closing market price on the date of grant. The non-qualified options are granted under and are governed by Harmon's 1996 Long-Term Incentive Plan (the "LTIP"). These options are exercisable at any time during a seven-year period following the date of grant. On May 31, 1996, May 13, 1997, May 29, 1998, and May 11, 1999, options for 1,500
Shares were granted to each of the non-employee directors pursuant to the LTIP. Such options have an exercise price of $11.33, $13.00, $23.875, and $21.25 per Share for 1996, 1997, 1998, and 1999, respectively. The Shares are fully vested and are exercisable over a term of seven years. As of July 14, 2000, none of the options granted to non-employee directors since 1996 have been exercised other than the exercise in March 1998 by Bruce M. Flohr of both the 1996 and 1997 grants for 1,500 Shares each. See discussion below under "Executive Compensation--Long-Term Incentive Plan" for a description of the non-qualified LTIP options granted annually to the Non-Employee Directors. On May 31,2000, each non-employee director received under the LTIP options to purchase 1,500 Shares at an exercise price of $13.25.

    On December 8, 1994, the Board of Directors approved a compensation package for Mr. Robert E. Harmon, in his capacity as Chairman of the Board effective January 1, 1995. The Chairman of the Board is treated as a non-employee director for annual and director meeting fees. The defined duties of the Chairman include the following: representing Harmon at national trade association meetings; assisting in lobbying efforts; assisting in overseas representation of Harmon; assisting the CEO in acquisitions; assisting in the development of relationships with securities analysts and investors; assisting with sales and promotional calls; providing advisory services to the CEO; and conducting all Board meetings. The Chairman's annual fee, subject to review each year, was approximately $79,000 for the period of September 1996 to August 1998 and is approximately $86,000 for each 12-month period commencing September 1998.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information as of March 13, 2000 with respect to each person who is known to Harmon to be the beneficial owner of more than 5% of the Shares.

                                                                                        SHARES
                                                                                OWNED BENEFICIALLY(1)
                                                                               ------------------------
                                                                                             PERCENT OF
TITLE OF CLASS                           NAME AND ADDRESS OF BENEFICIAL OWNER   NUMBER        CLASS(2)
--------------                           ------------------------------------  ---------     ----------
Common Stock                             St. Denis J. Villere & Company        1,184,950(3)      10%
                                         210 Baronne Street,
                                         Suite 808 New Orleans, LA 70112-1727

Common Stock                             Firstar Corporation                     901,984(4)       7%
                                         777 E. Wisconsin Avenue
                                         Milwaukee, WI 53202

Common Stock                             Capital Group International, Inc.       831,800(5)       7%
                                         11100 Santa Monica Blvd.
                                         Suite 1500
                                         Los Angeles, CA 90025-3384

Common Stock                             Wellington Management Company           635,900(6)       5%
                                         75 State Street
                                         Boston, MA 02109

------------------------

(1) All amounts of Shares reflect sole voting and disposition power unless otherwise indicated. The Share amounts reflected in this column include outstanding shareholdings, as well as unexercised LTIP option Shares and unexercised vested director option Shares (see discussion under caption "Executive Compensation" herein). Shares allocated under Harmon's ESOP are not included since participants have no disposition power and have only shared voting rights. Shares in the ESOP allocated to Messrs. Daniels, Kaiser, Marberg, Olsson and Rosewall and all officers and directors as a group were 6,045; 3,186; -0-; 3,336; 207; and 54,354 Shares, respectively.

(2) Rounded to the nearest whole percentage. Percentages are calculated on 12,088,676 Shares representing the total of 11,387,226 outstanding Shares (excluding certain Shares held in a Rabbi Trust) and 701,501 Shares for unexercised vested director, ISOP options and LTIP options.

(3) St. Denis J. Villere & Company has shared voting power and shared dispositive power over 1,184,950 Shares. It also has sole voting power and sole dispositive power over 40,400 Shares.

(4) Firstar Corporation ("Firstar") is beneficial owner of 901,984 Shares for which it has sole voting power over 38,818, sole dispositive power over 2,546, and shared dispositive power over 899,128. Firstar's subsidiary Mercantile Trust Company at One Mercantile Center, St. Louis, MO 63101, as Trustee for Harmon's ESOP, beneficially owns 901,674 Shares of which it has sole voting power over 38,508 Shares, sole dispositive power over 2,546 Shares, and shared dispositive power over 899,128 Shares. These Shares are included in the total shown above for Firstar.

(5) Capital Group International, Inc. ("CGII") is beneficial owner of 831,800 Shares for which it has sole dispositive power and 578,800 Shares for which it has sole voting power. CGII's subsidiary, Capital Guardian Trust Company (same address), is beneficial owner of 684,000 Shares (6.0%) for which it has sole dispositive power and also has sole voting power as to 431,000 of such Shares.

     These Shares are included in the total shown above for CGII. Other Shares shown for the parent are beneficially owned by other subsidiaries, none of which has more than 5%. Each of the entities disclaims beneficial ownership pursuant to Rule 13d-4.

(6) Wellington Management Company, L.L.P. has a beneficial ownership of 635,900 Shares, for which it has shared dispositive power. It has shared voting power with respect to 411,100 Shares.

    The following table sets forth the number of Shares owned beneficially as of July 14, 2000 by each director of Harmon, by each named executive officer of Harmon and by all directors and executive officers as a group. The Shares are the only class of voting securities.

                                                                             SHARES
                                                                       OWNED BENEFICIALLY
                                                              ------------------------------------
NAME                                                          NUMBER (1)       PERCENT OF CLASS(2)
----                                                          ----------       -------------------
Bruce M. Flohr..............................................     16,040(3)             --%
Gerald E. Myers.............................................     51,716(4)             --%
Judith C. Whittaker.........................................     11,040(5)             --%
Emanuel Cleaver, II.........................................      1,500(6)             --%
Robert E. Harmon............................................    437,128(7)              4%
Herbert M. Kohn.............................................     40,690(8)             --%
Douglass Wm. List...........................................     10,340(9)             --%
Rodney L. Gray..............................................     28,540(10)            --%
Bjorn E. Olsson.............................................    103,704(11)             1%
John A. Sprague.............................................      5,040(12)            --%
Richard A. Daniels..........................................     31,622(13)            --%
Lloyd T. Kaiser.............................................     56,572(14)            --%
William P. Marberg..........................................     41,228(15)            --%
Raymond A. Rosewall.........................................     51,000(16)            --%
Beneficial ownership of all officers and directors as a
  group (29 in group).......................................  1,428,323                10%

------------------------

(1) All amounts of Shares reflect sole voting and disposition power unless otherwise indicated. The share amounts reflected in this column include outstanding shareholdings, as well as unexercised ISOP option Shares and unexercised director option Shares (see discussion under caption "Executive Compensation" herein). Shares allocated under Harmon's ESOP are not included since participants have no disposition power and shared voting rights. Shares in the ESOP allocated to Mr. Olsson were 3,336 Shares. Vested Shares held in a Rabbi Trust are not included unless otherwise indicated.

(2) Percentages shown are rounded to the nearest whole percentage. Percentages are calculated on 12,088,676 Shares representing the total of 11,387,226 outstanding Shares (excluding certain Shares held in a Rabbi Trust) and 701,450 Shares for unexercised vested director, ISOP and LTIP options.

(3) 11,540 Shares are beneficially owned and held of record by Bruce M. Flohr. The remainder represent unexercised LTIP director options.

(4) Includes 42,654 Shares which are held in a living trust, 1,562 Shares are held in an IRA and the remainder represents unexercised LTIP director options.

(5) 3,540 Shares are held directly by Judith C. Whittaker. The remainder represents unexercised LTIP director options.

(6)  All Shares represent unexercised LTIP director options.

(7) 15,520 Shares are held by Robert E. Harmon directly. 323,608 Shares are held of record by Robert E. Harmon, as Trustee for the Robert E. Harmon Trust, with sole voting and dispositive powers. Mr. Harmon is the beneficial owner of 87,500 Shares held by Harmon Real Estate Properties, L.P. for which he is a general partner. The remainder represent unexercised director options. Does not include 14,370 Shares owned by his wife for which Robert E. Harmon disclaims beneficial ownership.

(8) 13,495 Shares are held directly by Herbert M. Kohn. 19,650 Shares are held through an IRA and 45 Shares are held in a Supplemental Executive Retirement Plan. The remainder represent unexercised LTIP director options.

(9) 540 Shares are held directly by Douglass Wm. List. 2,300 Shares are held through an IRA. The remainder represent unexercised LTIP director options. Does not include 2,550 Shares held by Moorgate Foundation Fund, L.L.C., for which Mr. List disclaims beneficial ownership. Mr. List owns approximately 19% of Moorgate Foundation Fund, L.L.C. Moorgate, Inc., an investment advisory company, provides investment advisory services to Moorgate Foundation Fund, L.L.C., and Mr. List is President of Moorgate, Inc.

(10) 21,040 Shares are held of record by Rodney L. Gray. 7,950 Shares are held directly by Mr. Gray, 13,000 Shares are held in an IRA and 90 Shares are held in a Supplemental Executive Retirement Plan. The remainder represent unexercised LTIP director options.

(11) 40,500 Shares are held by Bjorn E. Olsson with sole voting and dispositive power. 26,250 Shares represent unexercised option Shares. Includes 33,418 Shares held by a Rabbi Trust for deferred compensation, 22,107 Shares of which are currently vested.

(12) 540 Shares are held of record by John A. Sprague. The remainder represent unexercised LTIP director options.

(13) 150 Shares are held of record by Richard A. Daniels. 10,472 Shares are beneficially owned and held of record by Richard A. Daniels as Trustee of the Richard A. Daniels Trust with sole voting and disposition power. 21,000 Shares are held by Richard A. Daniels and represent unexercised option Shares.

(14) 30,322 Shares are owned by Lloyd T. Kaiser with sole voting and dispositive power. 26,250 Shares represent unexercised option Shares.

(15) Includes 728 Shares held by a Rabbi Trust for deferred compensation for William P. Marberg, 217 of which are vested. 40,500 Shares represent unexercised option Shares.

(16) Raymond A. Rosewall holds 30,000 Shares directly with sole voting and dispositive power. 21,000 Shares represent unexercised option Shares.

    None of the directors serves as a director of any other company with a class of stock registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered under the Investment Company Act of 1940.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING

    Based solely on a review of reports on Forms 3, 4 and 5 and amendments to such forms filed with Harmon, Harmon is aware of two late filings of such forms by any person required to file such forms in connection with Section 16(a) of the Exchange Act. A Form 5 was filed approximately one month late by an officer. Another Form 4 was filed approximately 16 months late by a director who mistakenly believed that the report had been filed. Harmon is unaware of any transactions in which there was a failure to file by a reporting person under such Act.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

    The following table provides certain summary information concerning compensation paid or accrued by Harmon and its subsidiaries (determined as of the end of the last fiscal year), to or on behalf of Harmon's Chief Executive Officer and each of the four other most highly compensated executive officers of Harmon or its subsidiaries (together hereafter referred to as the "named executive officers") for the fiscal years ended December 31, 1999, 1998 and 1997:

                           SUMMARY COMPENSATION TABLE

                                                  ANNUAL COMPENSATION(1)
                                   -----------------------------------------------------

       NAME AND PRINCIPAL           FISCAL       SALARY       BONUS       OTHER ANNUAL
            POSITION                 YEAR        ($)(2)      ($) (3)    COMPENSATION ($)
---------------------------------  --------     ---------   ---------   ----------------
Bjorn E. Olsson                      1999        406,598      49,129           --
President & CEO & Director           1998        351,425     216,490           --
                                     1997        305,848     192,309           --
Richard A. Daniels...............    1999        188,822      12,013           --
  V.P. and General Manager--         1998        134,773      65,685           --
  Harmon Control and Information     1997        126,253      80,481           --
  Systems, Inc. (7)
William P. Marberg...............    1999        201,775      19,240           --
  Executive V.P.--Technology         1998(6)     156,534     103,644           --
                                     1997            -0-          --           --
Lloyd T. Kaiser..................    1999        174,171      16,528           --
  Executive V.P.--Sales &            1998        160,178      87,268           --
  Marketing                          1997        151,131      98,842           --
Raymond A. Rosewall..............    1999        164,728      15,686
  Executive V.P. & Chief             1998        148,204      73,592
  Operating Officer                  1997        137,163      85,186

                                             LONG TERM COMPENSATION
                                   -------------------------------------------
                                                     AWARDS                          PAYOUTS
                                   -------------------------------------------   ----------------
                                     RESTRICTED       OPTIONS       PAYOUTS         ALL OTHER
       NAME AND PRINCIPAL              STOCK        (# OF SHS.)   LTIP PAYOUTS   COMPENSATION ($)
            POSITION                AWARD(S)($)         (4)           ($)              (5)
---------------------------------  --------------   -----------   ------------   ----------------
Bjorn E. Olsson                          --            5,250           --            158,656
President & CEO & Director               --            5,250           --            167,922
                                         --            5,250           --            162,418
Richard A. Daniels...............        --            5,250           --              9,224
  V.P. and General Manager--             --            5,250           --              9,102
  Harmon Control and Information         --            5,250           --             10,909
  Systems, Inc. (7)
William P. Marberg...............        --            5,250           --              5,155
  Executive V.P.--Technology             --           30,000           --              2,675
                                         --              -0-           --                -0-
Lloyd T. Kaiser..................        --            5,250           --             29,606
  Executive V.P.--Sales &                --            5,250           --             20,962
  Marketing                              --            5,250           --             10,909
Raymond A. Rosewall..............        --            5,250           --              9,687
  Executive V.P. & Chief                 --            5,250           --              9,102
  Operating Officer                      --            5,250           --              5,454

----------------------------------

(1) Includes no perquisites (i.e. auto allowance, club dues or aircraft use) because in all instances these total less than $50,000 or 10% of the total of annual salary and bonus reported for each named executive officer.

(2) Salary includes amounts deferred under Harmon's 401(k), flexible spending account plan, and the SERP at the election of the named executive officer.

(3) Bonus consists of cash. (See discussion under the heading "Employment Contracts" below.)

(4) Includes grants of non-qualified options in the amount of 5,250 Shares in 1999, 1998 and 1997 under the LTIP to all except William P. Marberg who received a grant of non-qualified options for 30,000 Shares in 1998.

(5) Includes allocation of contributions to Harmon's Deferred Compensation Plan, to Harmon's Defined Contribution Plans and to Harmon's non-discriminatory Employee Stock Ownership Plan (ESOP). The amounts included in this column representing allocation of the contribution made in 1998 to Harmon's ESOP for Messrs. Olsson, Daniels, Kaiser, Marberg and Rosewall were $9,687; $9,224; $9,687; $--0-; and $9,687, respectively. The remainder shown for each in the column represents allocation of contributions for such named executive officers under Harmon's Deferred Compensation Plan.

             SUMMARY OF RABBI TRUST ACCOUNTS FOR OLSSON AND MARBERG
                          (DEFINED CONTRIBUTION PLANS)

                                                                                                 INCOME ATTRIBUTABLE
                                                SHARES      SHARES VESTED   SHARES VESTED ON    TO ASSETS VESTING THIS
                                              CONTRIBUTED    UPON GRANT     PRIOR YEAR GRANTS           YEAR*
                                              -----------   -------------   -----------------   ----------------------
OLSSON
  1999......................................        --             --             6,683                $116,896
  1998......................................     9,268          1,854             4,830                $129,120
  1997......................................    16,100          5,827                --                $124,011

MARBERG
  1999......................................       374             75                71                $  5,155
  1998......................................       354             71                --                $  2,675

------------------------------

* Vested assets include Shares for Olsson and include Shares and cash for Marberg. (See discussion under the heading "Pension Plan" below.)

(6) Mr. Marberg's employment with Harmon commenced in April 1998. Accordingly, base salary for 1998 was prorated.

(7) Mr. Daniels resigned in April 2000 and is no longer an employee of Harmon.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

    During 1999, all of the named executive officers received a grant of stock options under the LTIP. Harmon has no outstanding Stock Appreciation Rights
(SARs). The following table contains information concerning the grant of stock options under the LTIP to the named executive officers (see discussion below under "Compensation Committee Report--1996 Long-Term Incentive Plan"):

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                  POTENTIAL REALIZABLE
                                         INDIVIDUAL GRANTS                                              VALUE AT
                                     --------------------------                                      ASSUMED ANNUAL
                                                    % OF TOTAL                                       RATES OF STOCK
                                                     OPTIONS                                       PRICE APPRECIATION
                                                    GRANTED TO    EXERCISE OR BASE                 FOR OPTION TERM(3)
                                       OPTIONS     EMPLOYEES IN        PRICE         EXPIRATION   --------------------
NAME                                 GRANTED (1)    FISCAL YR.        ($ / SH)        DATE (2)     5%($)       10%($)
----                                 -----------   ------------   ----------------   ----------   --------    --------
                                                                                      3/16/04
                                                                                      through
Bjorn E. Olsson....................     5,250          2.853            20.50        3/16/08       44,175     104,016

                                                                                      3/16/04
                                                                                      through
Richard A. Daniels.................     5,250          2.853            20.50        3/16/08       44,175     104,016

                                                                                      3/16/04
                                                                                      through
William P. Marberg.................     5,250          2.853            20.50        3/16/08       44,175     104,016

                                                                                      3/16/04
                                                                                      through
Lloyd T. Kaiser....................     5,250          2.853            20.50        3/16/08       44,175     104,016

                                                                                      3/16/04
                                                                                      through
Raymond A. Rosewall................     5,250          2.853            20.50        3/16/08       44,175     104,016

------------------------

(1) Each of Messrs. Olsson, Daniels, Marberg, Kaiser and Rosewall received 5,250 Shares pursuant to a non-qualified stock option grant from the LTIP in 1999. A total of 184,000 Shares in the form of non-qualified options were granted to employees of Harmon during 1999. For a description of the terms of the options see "Compensation Committee Report--Incentive Stock Option Plan" below.

(2) The exercise price for non-qualified LTIP equals the fair market value of the underlying Shares on the date of grant. Historically, the grants are 20% vested at the date of grant and an additional 20% vests on each anniversary of the date of grant until fully vested. Non-qualified LTIP options expire on the later of five years from the date of grant or the date the options first become exercisable. The following tables illustrate the effect of vesting, expiration dates and assumed appreciation calculated at specified rates for 5,250 share granted on March 1999, with vesting as shown:

                                                                                               IMPLIED PER            POTENTIAL
                                                           TERM         FUTURE STOCK              SHARE              REALIZABLE
                                                            OF             PRICE @           APPRECIATION @            VALUE @
      EXERCISE            DATE       DATE      SHARES    OPTION IN   -------------------   -------------------   -------------------
        PRICE            VESTED    EXPIRES     VESTED      YEARS        5%        10%         5%        10%         5%        10%
---------------------   --------   --------   --------   ---------   --------   --------   --------   --------   --------   --------
       $ 20.50          3/16/99    3/16/04     1,050        5         26.16      33.02       5.66       12.52      5,947     13,141
                        3/16/00    3/16/05     1,050        6         27.47      36.32       6.97       15.82      7,321     16,608
                        3/16/01    3/16/06     1,050        7         28.85      39.95       8.35       19.45      8,763     20,421
                        3/16/02    3/16/07     1,050        8         30.29      43.94       9.79       23.44     10,277     24,616
                        3/16/03    3/16/08     1,050        9         31.80      48.34      11.30       27.84     11,867     29,230
                                                                                                                  ------    -------
                                                                                                                  44,175    104,016

------------------------

(3) These amounts represent only the fully vested amounts over the full vesting period (see footnote 2 above) and certain assumed rates of appreciation only. The assumed rates may have no correlation to current or future actual market conditions.

OPTION EXERCISES AND HOLDINGS

    The following table provides, for the named executive officers, information concerning the exercise of stock options during the last fiscal year and unexercised options held as of the end of the last fiscal year for any of the 1990 Incentive Stock Option Plan ("ISOP") and LTIP:

       AGGREGATED OPTION EXERCISE IN LAST PERIOD AND FY-END OPTION VALUES

                                                                                               VALUE (IN $) OF
                                                                                  NUMBER OF      UNEXERCISED
                                                     NUMBER OF                   UNEXERCISED    IN-THE-MONEY
                                                      SHARES                      OPTIONS/       OPTIONS AT
                                         TYPE OF    ACQUIRED ON   VALUE (IN $)    SHARES AT       12/31/00
NAME                                      OPTION     EXERCISE     REALIZED (1)    12/31/99         (2)(3)
----                                     --------   -----------   ------------   -----------   ---------------
Bjorn E. Olsson........................  ISOP              --            --          6,000          15,875

                                          LTIP             --            --         15,750              --

Richard A. Daniels.....................  ISOP              --            --          5,250          13,781

                                          LTIP             --            --         15,750              --

Lloyd T. Kaiser........................  ISOP              --            --          5,250          13,781

                                          LTIP             --            --         15,750              --

William P. Marberg.....................  LTIP              --            --         35,250              --

Raymond A. Rosewall....................  ISOP          30,000       345,000          5,250              --

                                          LTIP             --            --         10,500              --

------------------------

(1) Market price at exercise less exercise price times the number of options exercised.

(2) There are no SARs.

(3) Market price at 12/31/99 ($12.125) less exercise price.

LONG-TERM INCENTIVE PLAN

    Under the LTIP, the Compensation Committee establishes vesting criteria for the grant of options or other permitted awards under the LTIP. The Compensation Committee currently anticipates that the primary awards vehicle under the plan will consist of non-qualified options. Historically grants have been made with vesting over a four-year period from the date of grant so that 20% of the grant vests at grant and the remaining amount will vest on the anniversary of the grant for the next four years. The Committee is currently reviewing and will change the vesting schedule in the year 2000 from a time based schedule to a performance based schedule premised on vesting when specified stock price benchmarks are attained. The annual recharge rate of the LTIP is 1.25% of outstanding Shares of Harmon on each January 1. At the 1.25% rate, the recharge for the LTIP in 1999 was 133,280 Shares. At the 1.25% rate, the recharge for the LTIP in 2000 was 142,116 Shares. In addition, the LTIP provides that up to 120,000 additional Shares may be purchased on the open market for use under the LTIP. The expiration date of the LTIP is May 31, 2003. There are no performance-based criteria within the LTIP relating to the award or vesting of non-qualified options. The exercise prices of such non-qualified options equals the Closing price for Harmon's stock on the date of grant. Under the LTIP, the Compensation Committee currently anticipates that annual grants to executive officers will be in the amount of 5,250 option Shares per year. In addition, the Compensation Committee anticipates annually granting non-qualified options to certain key employees of Harmon, which grants will be in the amount of 525 option Shares. Finally, grants of non-qualified options under the LTIP are anticipated annually to certain Assistant Vice Presidents at 1,500 non-qualified option Shares to each with similar vesting percentage provisions to those options granted to executive officers.

    Under the LTIP, on the last business day of May, commencing May 31, 1996 (or if later, on the date on which the person is first elected or begins to serve as a non-employee director, other than by reason of termination of employment) and, thereafter on the date of each annual meeting of shareholders of Harmon, each person who is a non-employee director after such meeting of stockholders shall be granted a non-qualified option for 1,500 option Shares of the Common Stock of Harmon. The option amount shall be prorated if such non-employee director is first elected or begins to serve as a non-employee director on a date other than the date of an annual meeting of stockholders. The exercise prices of such non-qualified options equal the Closing price for Harmon's stock on the date of grant. Options granted to non-employee directors pursuant to the LTIP immediately vest and have a term of seven years for exercise.

    On May 11, 1999, each of the non-employee directors received a grant of 1,500 non-qualified options, with an exercise price of $21.25 per share. On March 16, 1999, non-qualified options for 68,250 option Shares (5,250 to each officer) were issued to 13 key employees under the LTIP. Additionally, on March 16, 1999, non-qualified options for 53,250 option Shares (750 to each key employee) were granted to 71 key employees of Harmon, and on that same date, 10,500 option Shares (1,500 to each Assistant Vice President) were issued to seven Assistant Vice Presidents. On May 3, 1999, special grants of non-qualified options were granted to subsidiary directors Joseph Noffsinger and Silvano Brandi, 20,000 and 10,000 option Shares respectively, with an exercise price of $22.00 per share. The exercise price of the officer and key employee options was $20.50 per share, and the other terms of such options were as set forth above.

PENSION PLANS

    Harmon has no defined benefit pension plans other than as described in this Information Statement. Harmon has a non-qualified, unfunded deferred compensation plan and trust for certain officers and key employees, providing for payments upon retirement, death or disability. Under the plan, the employees receive retirement payments equal to a portion of the average of the three highest consecutive years' compensation. Upon retirement, these payments are to be made for the remainder of the employee's life with a minimum payment of ten years' benefits to either the employee or his beneficiary. The plan provides for reduced benefits upon early retirement, disability or termination of employment. The amount of the deferred compensation expense for all covered employees for 1999 was approximately $239,000 and amounts allocated to the named executive officers are included in the "All Other Compensation" column of the Summary Compensation Table. Participation in the Deferred Compensation Plan and Trust has been frozen and no additional participants are permitted.

    On October 7, 1997, the Compensation Committee of the Board of Directors approved the establishment of one or more defined contribution plans for executive management of Harmon who were not covered under the prior deferred compensation plan of Harmon. The defined contribution plans have a variable contribution level up to 12% of base salary for new members of senior management. Contribution levels above 12% require Compensation Committee approval. Contributions are made in cash and stock to a rabbi trust with vesting over a rolling period based on 20% at the time of contribution and 20% on each of the anniversary dates of the contribution until fully vested. Finally, the defined contribution plan includes life insurance coverage at eight times current salary up to a cap of $1,400,000. During 1999, the only member of senior management participating in a defined contribution plan was William P. Marberg.

    Harmon also has an Employee Stock Ownership Plan and Trust ("ESOP"). Employees, including officers of Harmon who satisfy the ESOP's eligibility criteria with respect to hours and years of service are eligible to participate. Allocations are based on the ratio that an eligible individual's salary (subject to current regulatory caps) represents to the total salaries of all eligible persons. Standards for vesting are based upon years of service with Harmon in accordance with current regulatory guidelines. Under the ESOP, Harmon is not required to make any contributions, other than matching employee 401K contributions up to 4% of eligible compensation. However, Harmon's current intention is to contribute approximately 15% of Harmon's pre-tax earnings to the ESOP. The 15% contribution would include the funds required to fulfill a portion of Harmon's obligation to match a portion of the employee's 401K contribution. The contribution to the ESOP for the years ended December 31, 1997, 1998, and 1999 totaled $3,874,000, $4,809,000, and 2,342,000, respectively, which amounts were paid in cash. The amount of compensation included in the "All Other Compensation" column of the Summary Compensation Table includes the amounts of respective annual contributions allocated for the named executive officers as of March 31 of the preceding year.

CERTAIN TRANSACTIONS

    Mr. Kohn is currently a partner of the Bryan Cave, L.L.P. law firm, which Harmon retains as legal counsel for certain matters. Mr. Flohr is an investor in RailComm, Inc., which provides on-site training concerning railroad crossing signals in competition with Harmon and which is developing railroad signal systems not in competition with Harmon.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mr. Rodney L. Gray, Mr. Douglass Wm. List (Chairman), and Mr. Bruce M. Flohr served on the Compensation Committee of Harmon during the past fiscal year. Mr. List was recently replaced by Judith C. Wittaker and Mr. Flohr is currently Chairman of the Committee. None of the members of the Compensation Committee are officers or employees of Harmon. The Compensation Committee of Harmon establishes executive salary and bonus levels for the executive officers of Harmon.

    Harmon does not believe that any interlocks exist between any members of the Compensation Committee and any third party represented on the Board of Directors or providing significant services to Harmon.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

    Messrs. Olsson, Daniels, Kaiser, Marberg and Rosewall have employment contracts with Harmon which provides for the payment to such officers of annual base salaries of $416,000, $188,808, $193,803, $209,456 and $208,000,
respectively. As of December 31, 1998, the base salaries for Messrs. Olsson, Daniels, Kaiser, Marberg, and Rosewall were $400,000, $137,535, $166,349 $201,400, and $140,662 respectively. The employment contracts have a rolling 12-month term, except that Mr. Olsson's contract has a rolling 24-month term. For the year ended December 31, 1999, these officers' contracts included an annual cash bonus. Cash bonuses paid to Messrs. Olsson, Daniels, Kaiser, Marberg and Rosewall for calendar year 1999 under the cash bonus plan were $49,129, 12,013, 16,528, $19,240, and $15,686, respectively. (See description below under "Compensation Committee Report on Bonuses".) In 1999, the employment contracts were amended to modify special provisions to be triggered only upon a change in control of Harmon. In connection with the negotiation of the Merger Agreement, these employment contracts were further amended. See Item 3 of the Schedule 14D-9.

                                                                     SCHEDULE II

[LOGO]
                                                        BEAR, STEARNS & CO. INC.

                                                                 245 PARK AVENUE
                                                        NEW YORK, NEW YORK 10167
                                                             TEL: (212) 272-2000

                                                                ATLANTA - BOSTON
                                                  CHICAGO - DALLAS - LOS ANGELES
                                                        NEW YORK - SAN FRANCISCO

                                             SAO PAULO - LONDON - PARIS - GENEVA
                                          BEIJING - HONG KONG - SHANGHAI - TOKYO

July 16, 2000

The Board of Directors
Harmon Industries, Inc.
1600 Coronado Drive
Blue Springs, MO 64014

Ladies and Gentlemen:

    We understand that Harmon Industries, Inc. ("Harmon"), General Electric Company ("GE"), and Four Points Acquisition, Inc. ("Acquisition Sub"), a Missouri corporation and a wholly owned subsidiary of GE, propose to enter into an Agreement and Plan of Merger ("Agreement"), dated as of July 16, 2000. Pursuant to the Agreement, Acquisition Sub shall commence an exchange offer (the "Offer") to exchange a number of duly authorized, validly issued, fully paid and non-assessable shares of common stock, par value $0.06 per share ("GE Shares"), of GE equal to the Exchange Ratio for each of the outstanding shares of common stock, par value $0.25 per share (the "Shares"), of Harmon. The "Exchange Ratio" shall mean $30 divided by the Average Parent Price. "Average Parent Price" shall mean the average of the daily-volume-weighted sales prices per share of GE Shares on the New York Stock Exchange for each of the ten consecutive trading days ending on the trading day that is two trading days prior to the date on which the Shares are accepted for payment in the Offer. Following the Offer and subject to certain terms and conditions to the Agreement, Acquisition Sub will be merged with and into the Company (the "Merger"). Following the Merger, the separate existence of GE Acquisition Corp. shall cease and the Company shall continue as the surviving entity. As a result of the Merger, each Share (except as set forth in the Agreement) will be converted into the right to receive a number of GE Shares equal to the Exchange Ratio. We further understand that each outstanding option to purchase capital stock of Harmon ("Harmon Stock Options"), whether or not exercisable and whether or not vested, shall be converted into an option to purchase the number of GE Shares equal to the Exchange Ratio. You have provided us with a copy of the Agreement in substantially final form.

    You have asked us to render our opinion as to whether the Exchange Ratio to be received is fair, from a financial point of view, to the shareholders of Harmon.

    In the course of performing our review and analyses for rendering this opinion, we have:

    - reviewed the Agreement and related documents;

    - reviewed Harmon's and GE's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1997 through 1999, their Quarterly Reports on Form

      10-Q for the period ended March 31, 2000 and their Reports on Form 8-K for the three years ended July 16, 2000;

    - reviewed certain operating and financial information, including projections for the four years ended December 31, 2003, provided to us by management relating to Harmon's business and prospects;

    - reviewed research reports and news stories for both GE and Harmon;

    - met with certain members of Harmon's senior management to discuss Harmon's business, operations, historical and projected financial results and future prospects;

    - reviewed the historical prices, trading multiples and trading volume of the common shares of Harmon and GE;

    - reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Harmon;

    - reviewed the terms of recent mergers and acquisitions of companies which we deemed generally comparable to Harmon;

    - performed discounted cash flow analyses based on the projections for Harmon furnished to us; and

    - conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

    We have relied upon, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections, provided to us by Harmon. With respect to Harmon projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Harmon as to the expected future performance of Harmon. We have not independently verified any such financial information or the projections provided to us, and we have further relied upon the assurances of the senior management of Harmon that they are unaware of any facts that would make the information and projections provided to us incomplete or misleading. With respect to the financial and other information of GE, we have relied exclusively on publicly available information, and have not independently verified any such information.

    In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Harmon or GE, contingent or otherwise, nor have we been furnished with any such appraisals. You have asked us not to take into consideration in our opinion whether or not the transaction is taxable to holders of Shares. We have assumed that the Offer and the Merger will be consummated in a timely manner and in accordance with the terms of the Agreement without any regulatory limitations, restrictions, conditions, amendments or modifications that collectively would have a material effect on Harmon.

    We do not express any opinion as to the price or range of prices at which the Shares or GE Shares may trade subsequent to the announcement of the Offer and the Merger or as to the price or range of prices at which the GE Shares may trade subsequent to the consummation of the Offer and the Merger.

    We have acted as a financial advisor to Harmon in connection with the Offer and the Merger and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Offer and the Merger. From time to time, we have been retained by GE to render capital markets services for which we have received customary fees. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of Harmon and/or GE for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

    It is understood that this letter is provided to the Board of Directors of Harmon for their use in connection with their consideration of the Offer and Merger; however, it does not constitute a recommendation to the Board of Directors of Harmon or any holders of Harmon common stock to tender their shares pursuant to the Offer or as to how to vote in connection with the Merger. This opinion does not address Harmon's underlying business decision to pursue the Offer and the Merger, the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for Harmon or the effects of any other transaction in which Harmon might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any SEC filing to be distributed to the holders of Shares in connection with the Offer and the Merger. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

    Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio to be received is fair, from a financial point of view, to the shareholders of Harmon.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:  /s/ J. ROBERT BURTON III
     -------------------------------------------
     Senior Managing Director

                                      S-3